SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXHANGE ACT OF 1934

                     -------------------------------------

                   For the fiscal year ended December 31, 2004

                           Commision File Number 0-692

                       NORTHWESTERN ENERGY, A DIVISION OF
                        NORTHWESTERN CORPORATION, 401(K)
                                 RETIREMENT PLAN

                            NORTHWESTERN CORPORATION
                             125 SOUTH DAKOTA AVENUE
                              SIOUX FALLS, SD 57104



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TABLE OF CONTENTS
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        1


FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits at
  December 31, 2004 and 2003                                                   2

  Statements of Changes in Net Assets Available for Benefits
  For Year Ended December 31, 2004                                             3

  Notes to Financial Statements                                                4


SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS
    OF FORM 5500 AS OF DECEMBER 31, 2004 -

    Schedule H, Line 4i - Schedule of Assets (Held At End of Year)             9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Exhibit 23.1)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of
NorthWestern Energy, a division of NorthWestern
   Corporation, 401(k) Retirement Plan
Sioux Falls, South Dakota

We have audited the accompanying statements of net assets available for benefits of the NorthWestern Energy, a division of NorthWestern Corporation, 401(k) Retirement Plan (the "Plan") as of December 31, 2004, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of NorthWestern Energy, a division of NorthWestern Corporation, 401(k) Retirement Plan as of December 31, 2003 were audited by other auditors whose report dated June 11, 2004, expressed and unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of NorthWestern Energy, a division of NorthWestern Corporation, 401(k) Retirement Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Eide Bailly LLP
Billings, Montana
June 3, 2005



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


NORTHWESTERN ENERGY, A DIVISION OF NORTHWESTERN
CORPORATION, 401(k) RETIREMENT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

                                                                      2004            2003
ASSETS:
  Investments, at current value:
  NorthWestern Corporation common stock                          $           -   $         554
  Touch America common stock                                                 -          34,745
  Investments in mutual funds                                      150,915,624     100,790,833
  Common collective trust                                                  107             134
  Participant loans                                                  3,871,078       3,160,638
                                                                 -------------   -------------

      Total investments at fair value (Notes 1 and 4)              154,786,809     103,986,904

  Receivable from brokers for securities sold                           73,420          53,547
                                                                 -------------   -------------

      Total assets                                                 154,860,229     104,040,451

LIABILITIES -
  Due brokers for securities purchased                                  73,420          33,249
  Overdraft payable                                                          -          20,369
                                                                 -------------   --------------

      Total liabilities                                                 73,420          53,618
                                                                 -------------   -------------
  NET ASSETS AVAILABLE FOR BENEFITS                              $ 154,786,809   $ 103,986,833
                                                                 =============   =============


See notes to financial statements.

NORTHWESTERN ENERGY, A DIVISION OF NORTHWESTERN
CORPORATION, 401(k) RETIREMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

                                                                                       2004
ADDITIONS:
  Employee contributions                                                         $   5,258,753
  Employer contributions                                                             2,552,617
  Dividends and interest                                                             1,120,373
                                                                                 -------------
    Total additions                                                                  8,931,743

DEDUCTIONS:
  Payments to participants
                                                                                    (3,666,651)

NET APPRECIATION IN FAIR VALUE
    OF INVESTMENTS (Note 4)                                                         13,271,499
                                                                                 -------------

NET INCREASE                                                                        18,536,591

TRANSFERS OF PLAN ASSETS DUE TO MERGER (Notes 1 and 4)                              32,263,385
                                                                                 -------------

NET ASSETS AVAILABLE FOR BENEFITS AT
  BEGINNING OF YEAR                                                                103,986,833
                                                                                 -------------

NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF YEAR                                                                    $ 154,786,809
                                                                                 =============


See notes to financial statements.

NORTHWESTERN ENERGY, A DIVISION OF NORTHWESTERN
CORPORATION, 401(k) RETIREMENT PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The NorthWestern Energy (NWE) 401(k) Retirement Plan (the Plan) was established to provide a means for regular savings and investment by employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

      Plan Amendment and Termination - Although it has not expressed any intent to do so, the Company has the right under ERISA to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the trustee would continue to hold, invest, and administer the trust funds in accordance with the provisions of the trust agreement and make distributions from the trust in accordance with the provisions of the Plan pursuant to instructions filed with the trustee by the committee upon such termination. In the event of plan termination, all nonvested participants would immediately become vested.

      On December 23, 2004, the plan agreement was amended to allow for the transfer and merger of NorthWestern Corporation's 401(k) Retirement Savings Plan assets (Refer to Note 4) with those of this plan and all participants of that plan became participants of this plan effective December 31, 2004.

      Participant Contributions - Participation in the Plan is voluntary and an employee becomes eligible to participate immediately upon hire. The plan contains an automatic enrollment feature that after 45 days of employment enrolls a new employee who has not already elected to participate. Participant deferrals are automatically set at 2% of compensation until modified or revoked. Participants may make a pretax and/or after-tax contribution from 1% to 20% of eligible compensation, subject to Internal Revenue Code (IRC) limitations. Pretax contributions are tax deferred under Section 401(k) of the IRC.

      Employer Contributions - NorthWestern Corporation (the Company) contributes a matching percentage, which is determined as follows:

                                                                    Deferral
                                                                   Percentage      Applicable
                                                                  Eligible for      Matching
                                                                    Matching      Contribution
                                                                  Contribution     Percentage
      Nonunion participants                                            4%              100%
      Union participants                                             1 - 6%*        50 - 100%*

      *Dependent upon the various collective bargaining agreements.

      The participants' after-tax contributions are not matched by the Company.

      Participant Accounts - Each participant's account is credited with the participant's contribution, the employer contribution, and an allocation of the earnings of the plan investments. The amounts allocated for earnings are based on the balance of each participant's account. The participant is entitled to the vested balance in the account.

      Vesting and Benefit Payments - Participants are immediately 100% vested in their personal contributions, company contributions, earnings, and rollover contributions. Benefits are payable upon death, termination of employment, attainment of age 59-1/2, disability, or termination of the Plan.

      Participant Loans - A loan is granted to a participant who is an active employee and submits a written application to Mellon Employee Benefits Solutions (MEBS). The minimum loan amount is $1,000, and the maximum is the lesser of $50,000 or 50% of the participant's vested account balance or the sum of the participant's pretax, after-tax, and rollover accounts. The interest rate for all such loans is the prime rate announced periodically by the U.S. Treasury, plus 1%. Each participant is only allowed to have two outstanding loans at a time. The maximum term of loans is generally five years, or twenty years for the purchase of a principal residence.

      Investment Options - Upon enrollment in the Plan, participants may elect to have their contributions invested in any one or a combination of the thirteen mutual funds available. Participants may elect to change their investment options daily.

      Payment of Benefits - Withdrawals from the mutual funds are paid in cash. Withdrawals of Touch America and NorthWestern Corporation stock were at the option of the employee, and were taken in either cash or shares.

      Plan Administration - The Board of Directors of NorthWestern Corporation has appointed a supervisory committee of employees to administer the Plan. The Plan's trustee is Boston Safe Deposit and Trust and record-keeping duties are handled by Mellon Employee Benefits Solutions.

2.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Use of Estimates - The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of December 31, 2004 and 2003 and the change in net assets available for benefits for the year ended December 31, 2004. Actual results could differ from those estimates.

      Valuation of Investments - Assets invested in common stock and mutual funds have been recorded at their current value as determined by quoted market prices based on reported closing prices at December 31, 2004 and 2003 on national securities exchanges or other markets, as applicable, and the unrealized appreciation or depreciation has been reflected in the statement of changes in net assets available for benefits.

      The net appreciation or depreciation in the current value of investments presented in the statement of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Investment income and net appreciation (depreciation) in current value of investments are presented net of investment manager fees.

      Payment of Benefits - Benefits are recorded when paid.

      Contributions - Participant and employer contributions are transferred to the trustee or accrued in the period during which participant payroll deductions are made.

      Plan Expenses - Participants who are granted loans are assessed a one-time loan origination fee. The investment manager fees are paid by the Plan. All other expenses attributable to the administration of the Plan are paid by the Company.

3.    TAX STATUS

      The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated December 16, 2003 that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the appropriate section of the IRC. The Plan has been amended since receiving the determination letter. The Company believes that the plan is currently designed and being operated in compliance with the IRC and the Plan is tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.    INVESTMENTS

      On December 31, 2004, all of the NorthWestern Corporation's 401(k) Plan's investments were transferred and merged with the Plan. The following is the cost and market value of the individual mutual fund investments that were transferred in the merger:

                                                           Cost Value          Market Value
                                                      -------------------------------------------
      Dreyfus Cash Management Plus                     $         4,785,018  $         4,785,018

      Vanguard Fixed Income Short Term Corporate Fund              338,577              334,792

      Vanguard Total Bond Index Fund                             2,724,860            2,712,315

      Vanguard Institutional Index Fund                            670,137              775,979

      Dodge & Cox Stock Fund                                     8,225,762           10,803,834

      Wells Fargo Large Company Growth Fund                      3,656,043            4,063,950

      Westcore Mid Cap Growth Fund                                 254,168              280,291

      Hotchkis & Wiley Mid Cap Value Fund                        2,124,349            2,409,731

      United Asset Management ICM Small Company Fund               987,368            1,136,469

      Wasatch Small Cap Growth Fund                              2,431,841            3,229,971

      Dreyfus Premier International Value Fund                     630,352              807,733

      Putnam International Equity Growth Fund                      178,932              213,804

                                                      -------------------------------------------
           Investments in mutual funds transferred     $        27,007,407  $        31,553,887

      Participant loans                                $           709,498  $           709,498

                                                      -------------------------------------------
           Transfer of plan assets due to merger       $        27,716,905  $        32,263,385
                                                       ==================== ====================

      At December 31, 2004 and 2003, investments representing 5% or more of the Plan's net assets are as follows:

                                                                      2004            2003

      Dreyfus Cash Management Plus Fund                            $ 17,690,551   $ 12,379,433
      Dodge & Cox Stock Fund                                         72,721,399     51,191,205
      Wells Fargo Large Company Growth Fund                          16,167,801     13,108,672
      Vanguard Total Bond Index Fund                                  8,874,169      5,934,527
      Wasatch Small Cap Growth Fund                                   8,772,538              -

      The Plan's investments appreciated in value for the year ended December 31, 2004 as follows:

      Mutual funds                                                               $  13,294,983
      NorthWestern Corporation common stock                                             (2,965)
      Touch America Company common stock                                               (20,519)
                                                                                  -------------
           Total investments                                                     $  13,271,499
                                                                                 =============

5.    PARTY-IN-INTEREST TRANSACTIONS

      The Plan has investments in mutual funds affiliated with the custodian and investments in NorthWestern Corporation common stock prior to November 1, 2004. These transactions qualify as exempt party-in-interest transactions.

6.    RISKS AND UNCERTAINTIES

      The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7.    CORPORATE BANKRUPTCY

      On September 14, 2003, Northwestern Corporation sought protection from its creditors through a Chapter 11 bankruptcy filing in the United States Bankruptcy Court ("Bankruptcy Court") for the District of Delaware. The Bankruptcy Court entered a written order confirming NorthWestern Corporation's plan of reorganization on October 20, 2004, and the reorganization plan became effective on November 1, 2004.

      NorthWestern Corporation's bankruptcy filing had no impact on the Company's ability to continue providing employer contributions to the Plan.

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                             SUPPLEMENTAL SCHEDULE

NORTHWESTERN ENERGY, A DIVISION OF NORTHWESTERN
CORPORATION, 401(k) RETIREMENT PLAN


SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (Held At End of Year)
DECEMBER 31, 2004 (EIN #46-0172280 PLAN #103)
--------------------------------------------------------------------------------

                                Description of Investment Including
 Identity of Issuer, Borrower,    Maturity Date, Rate of Interest                     Current
    Lessor or Similar Party      Collateral, par or Maturity Value      Cost             Value

NorthWestern Corporation*                 Common stock                   **        $         -
Touch America Holdings, Inc.              Common stock                   **                  -
TBC Inc. Pooled Employee Daily            Common/collective trust        **                107
United Asset Mgmt ICM Small Comp Fund     Mutual fund                    **          5,977,851
Dodge & Cox Stock Fund                    Mutual fund                    **         72,721,399
Dreyfus Cash Management Plus*             Money market                   **         17,690,551
Dreyfus Premier Int'l Value Fund*         Mutual fund                    **          5,990,595
Hotchkis & Wiley Mid Cap Value Fund       Mutual fund                    **          7,478,249
Putnam International Equity Growth Fund   Mutual fund                    **          1,016,557
Vanguard Total Bond Index Fund            Mutual fund                    **          8,874,169
Vanguard Fixed Income Short Term Corp
  Fund                                    Mutual fund                    **          2,208,026
Vanguard Institutional Index Fund         Mutual fund                    **          3,190,038
Wasatch Small Cap Growth Fund             Mutual fund                    **          8,772,538
Wells Fargo Large Company Growth Fund     Mutual fund                    **         16,167,801
Westcore Mid Cap Growth Fund              Mutual fund                    **            827,850

Participant loans*                        5.00% - 11.50% loans, due      **
                                             2005 - 2025                             3,871,078
                                                                                   -----------

                                                                                  $154,786,809
                                                                                  ============

*   Known party-in-interest

** Historical cost is omitted for participant-directed investments

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of NorthWestern Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                             NORTHWESTERN ENERGY, A DIVISION OF
                                             NORTHWESTERN CORPORATION, 401(K)
                                             RETIREMENT PLAN


      Date:  June 24, 2005                   By /s/ MICHAEL J. HANSON
                                                    -----------------

                                                    Michael J. Hanson
                                                    Chief Executive Officer

      Date:  June 24, 2005                   By /s/ ROGER P. SCHRUM
                                                    ---------------

                                                    Roger P. Schrum
                                                    Vice President - Human
                                                    Resources and Communications



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